UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sagent Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

786692103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786692103

1.	Names of Reporting Persons Vivo Ventures V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,157,962

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,157,962

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,157,962

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)  All percentages set forth in the cover pages to this Schedule 13G were calculated based on 27,901,184 shares of common stock outstanding as of December 31, 2011, as indicated by Sagent Pharmaceuticals, Inc.

CUSIP No. 786692103

1.	Names of Reporting Persons Vivo Ventures Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,109,730

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,109,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,109,730

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.7%(2)

12.	Type of Reporting Person (See Instructions) PN

(2)  All percentages set forth in the cover pages to this Schedule 13G were calculated based on 27,901,184 shares of common stock outstanding as of December 31, 2011, as indicated by Sagent Pharmaceuticals, Inc.

CUSIP No. 786692103

1.	Names of Reporting Persons Vivo Ventures VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,803,490

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,803,490

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,803,490

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.2%(3)

12.	Type of Reporting Person (See Instructions) OO

(3)  All percentages set forth in the cover pages to this Schedule 13G were calculated based on 27,901,184 shares of common stock outstanding as of December 31, 2011, as indicated by Sagent Pharmaceuticals, Inc.

CUSIP No. 786692103

1.	Names of Reporting Persons Vivo Ventures Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,768,557

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,768,557

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,768,557

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.1%(4)

12.	Type of Reporting Person (See Instructions) PN

(4)  All percentages set forth in the cover pages to this Schedule 13G were calculated based on 27,901,184 shares of common stock outstanding as of December 31, 2011, as indicated by Sagent Pharmaceuticals, Inc.

Item 1.
	(a)	Name of Issuer Sagent Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1901 N. Roselle Road, Suite 700 Schaumburg, Illinois 60195

Item 2.
(a)

Name of Person Filing
The names of the Reporting Persons are:

Vivo Ventures V, LLC (“Vivo V LLC”)

Vivo Ventures Fund V, L.P. (“Vivo V L.P.”)

Vivo Ventures VI, LLC (“Vivo VI LLC”)

Vivo Ventures Fund VI, L.P. (“Vivo VI L.P.”)

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of the Reporting Persons is: 575 High Street, Suite 201 Palo Alto, CA 94301
(c)

Citizenship
Vivo Ventures V, LLC is a limited liability company organized under the laws of the State of Delaware.

Vivo Ventures Fund V, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.

Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 786692103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
(a)

Amount beneficially owned:

Vivo V LLC, as the general partner of each of Vivo V L.P. and Vivo Ventures V Affiliates Fund, L.P. (“Affiliates V L.P.”), may be deemed to beneficially own 4,157,962 shares of Common Stock of the Issuer, representing approximately 14.9% of the shares of Common Stock of the Issuer outstanding as of December 31, 2011 (the “Outstanding Shares”).  As of December 31, 2011, Affiliates V L.P. held 48,232 shares of Common Stock of the Issuer, representing approximately 0.0% of the Outstanding Shares and Vivo V L.P. held 4,109,730 shares of Common Stock of the Issuer, representing 14.7% of the Outstanding Shares.

Vivo VI LLC, as the general partner of each of Vivo VI L.P. and Vivo Ventures VI Affiliates Fund, L.P. (“Affiliates VI L.P.”), may be deemed to beneficially own 4,803,490 shares of Common Stock of the Issuer, representing approximately 17.2% of the Outstanding Shares.  As of December 31, 2011, Affiliates VI L.P. held 34,933 shares of Common Stock of the Issuer, representing approximately 0.0% of the Outstanding Shares and Vivo VI L.P. held 4,768,557 shares of Common Stock of the Issuer, representing 17.1% of the Outstanding Shares.

Each of Vivo VI L.P., Affiliates VI L.P., Vivo V L.P. and Affiliates V L.P. is referred to herein as a “Fund” and each of Vivo VI LLC and Vivo V LLC is referred to herein as a “General Partner.”  Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by any other Fund.  Each of the General Partners disclaims beneficial ownership of the shares of Common Stock owned by any Fund for which it is not a General Partner and any shares of Common Stock beneficially owned by the other General Partner.

(b) Percent of class: See Item 11of each cover page, which is based on Item 9 of the respective cover page. See also Item 4(a) above.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

VIVO VENTURES V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES FUND V, L.P.

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures V, LLC; General Partner of Vivo Ventures Fund V, L.P.

VIVO VENTURES VI, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES FUND VI, L.P.

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VI, LLC; General Partner of Vivo Ventures Fund VI, L.P.

Exhibit Index

Exhibit 1

Joint Filing Agreement under Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated February 14, 2012, by and among Vivo Ventures V, LLC, Vivo Ventures Fund V, L.P., Vivo Ventures VI, LLC and Vivo Ventures Fund VI, L.P.